EXHIBIT 21

Deltic Timber Corporation

Subsidiaries of the Registrant

As of December 31, 2016

Subsidiaries	State of Incorporation

Deltic Timber Purchasers, Inc.	Arkansas

Chenal Properties, Inc.	Arkansas

Chenal Country Club, Inc.	Arkansas

Del-Tin Fiber, L.L.C.	Arkansas